Cohen & Co

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated June 23, 2017, relating to the financial statements and financial highlights of Croft Funds Corporation, comprising of Croft Value Fund and Croft Income Fund, for the year ended April 30, 2017, and to the references to our firm under the headings "Financial Highlights" and "Independent Registered Public Accounting Firm" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information.

Cohen & Company

Cohen & Company, Ltd.
Cleveland, Ohio
August 25, 2017

COHEN & COMPANY, LTD.
800.229.1099 | 866.818.4538 fax | cohencpa.com